Exhibit 99.5

CIG WIRELESS CORP.

NOMINATING COMMITTEE CHARTER

Role

The Nominating Committee's role is to determine the slate of director nominees for election to the Board of Directors (the “Board”) of CIG Wireless Corp. (the “Company”), and to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

Membership

The membership of the Committee consists of at least two directors, each of whom shall meet the independence requirements established by the Board and applicable laws, regulations and listing requirements. The Board appoints the members of the Committee and the chairperson. The Board may remove any member from the Committee at any time with or without cause.

Operations

The Committee meets at least twice a year. The Committee will meet periodically in executive session without Company management present. Additional meetings may occur as the Committee or its chair deems advisable. The Committee will keep adequate minutes of its proceedings, and will report on its actions and activities at the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Company, or (c) the laws of the state of Nevada.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee has sole authority to retain and terminate outside counsel, any search firm used to identify director candidates, or other experts or consultants, as it deems appropriate, including sole authority to approve the firms' fees and other retention terms. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

The Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee.

Responsibilities

The principal responsibilities and functions of the Nominating Committee are as follows:

1.          Annually evaluate and report to the Board on the performance and effectiveness of the Board to facilitate the directors fulfilling their responsibilities in a manner that serves the interests of the Company’s shareholders.

2.          Annually present to the Board a list of individuals recommended for nomination for election to the Board at the annual meeting of shareholders, and for appointment to the committees of the Board (including this Committee). Review and consider shareholder recommended candidates for nomination to the Board.

3.          Before recommending an incumbent, replacement or additional director, review his or her qualifications, including capability, availability to serve, conflicts of interest, and other relevant factors.

4.          Assist in identifying, interviewing and recruiting candidates for the Board.

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